ASML and Nikon Agree to Suspend Legal Proceedings

Veldhoven, the Netherlands, and Tokyo, Japan – September 2, 2004 – ASML Holding NV (ASML) and Nikon Corporation (Nikon) today announced their mutual agreement to request stays of the legal and administrative proceedings in each jurisdiction in which they have been pursuing claims related to their intellectual property dispute, including proceedings in Asia and the United States.

The parties’ agreement arose as the result of their ongoing discussions, which have resulted in a tentative agreement on the basic terms of settlement. The proposed settlement includes a payment from ASML to Nikon and a cross-license agreement, and remains subject to preparation of a binding memorandum of understanding, followed by a definitive, binding agreement.

The parties declined to disclose details of their tentative settlement prior to the execution of a binding memorandum of understanding, anticipated to occur during the first half of September.

About ASML

ASML is a leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com.

About Nikon

Since 1917, Nikon Corporation has been a leader in optical glass manufacturing. With continued growth and expertise, Nikon now offers a diverse range of industrial instruments, including steppers and scanners, microscopes and measuring instruments to complement a full line of semiconductor manufacturing related equipment.

Nikon Corporation is a leader in the lithography equipment market for the microelectronics manufacturing industry. These products serve the semiconductor, flat panel display (LCD) and thin-film magnetic head (TFH) industries. For more information about Nikon, access our web site at: http://www.nikon.co.jp (Japanese — Corporate site) or http://www.nikonprecision.com (English — Semiconductor Equipment site).